

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 30, 2010

Indra K. Nooyi
Chief Executive Officer
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

      Re: PepsiCo, Inc.
            Form 10-K for Fiscal Year Ended
            December 26, 2009
            Filed February 22, 2010
            File No. 001-01183
            Schedule 14A
            Filed March 23, 2010

Dear Ms. Nooyi:

      We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               John Reynolds
               Assistant Director
               Office of Beverages, Apparel and
               Health Care Services